FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Further analysis of impairment

Movement in impairment allowances by industry sector and by geographical region
(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January 2013 ..	5,361	473	746	1,811	5,616	2,162	16,169

Amounts written off ...................................	(2,180)	(187)	(373)	(195)	(1,610)	(2,110)	(6,655)
Personal ...................................................	(876)	(152)	(309)	(107)	(1,330)	(1,593)	(4,367)
- first lien residential mortgages ............	(83)	-	(7)	(2)	(779)	(25)	(896)
- other personal1 ...................................	(793)	(152)	(302)	(105)	(551)	(1,568)	(3,471)

Corporate and commercial .......................	(1,264)	(32)	(64)	(78)	(277)	(514)	(2,229)
- manufacturing and international trade and services .........................................	(680)	(30)	(43)	(64)	(80)	(386)	(1,283)
- commercial real estate and other property-related ..................................	(289)	-	(7)	(2)	(141)	(23)	(462)
- other commercial10 .............................	(295)	(2)	(14)	(12)	(56)	(105)	(484)

Financial2 .................................................	(40)	(3)	-	(10)	(3)	(3)	(59)

Recoveries of amounts written off in previous years ........................................................	637	35	132	87	123	282	1,296
Personal ...................................................	584	31	122	41	82	237	1,097
- first lien residential mortgages ............	25	3	1	-	67	23	119
- other personal1 ...................................	559	28	121	41	15	214	978

Corporate and commercial .......................	52	4	10	46	41	45	198
- manufacturing and international trade and services .........................................	19	4	3	2	6	27	61
- commercial real estate and other property-related ..................................	6	-	4	-	18	1	29
- other commercial10 .............................	27	-	3	44	17	17	108

Financial2 .................................................	1	-	-	-	-	-	1

Charge to income statement .......................	1,732	135	348	(44)	1,235	2,642	6,048
Personal ...................................................	320	140	205	46	963	1,522	3,196
- first lien residential mortgages ............	(11)	(8)	1	(13)	647	11	627
- other personal1 ...................................	331	148	204	59	316	1,511	2,569

Corporate and commercial .......................	1,467	8	144	(13)	253	1,115	2,974
- manufacturing and international trade and services .........................................	800	33	101	37	125	594	1,690
- commercial real estate and other property-related ..................................	432	(4)	2	(5)	79	322	826
- other commercial10 .............................	235	(21)	41	(45)	49	199	458

Financial2 .................................................	(55)	(13)	(1)	(77)	19	5	(122)

Exchange and other movements19 ..............	48	(7)	(88)	(76)	(1,122)	(412)	(1,657)

At 31 December 2013 ..............................	5,598	449	765	1,583	4,242	2,564	15,201

Impairment allowances against banks:
- individually assessed .............................	35	-	-	18	5	-	58
Impairment allowances against customers:
- individually assessed .............................	4,019	174	460	1,131	410	878	7,072
- collectively assessed18 ..........................	1,544	275	305	434	3,827	1,686	8,071

At 31 December 2013 ..............................	5,598	449	765	1,583	4,242	2,564	15,201

Movement in impairment allowances by industry sector and by geographical region (continued)
(Unaudited)

(U	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January 2012 ....	5,292	581	782	1,731	7,239	2,011	17,636

Amounts written off .....................................	(2,375)	(219)	(540)	(305)	(4,181)	(2,192)	(9,812)
Personal .....................................................	(828)	(128)	(347)	(126)	(3,862)	(1,614)	(6,905)
- first lien residential mortgages ..............	(28)	-	(7)	(2)	(1,952)	(70)	(2,059)
- other personal1 .....................................	(800)	(128)	(340)	(124)	(1,910)	(1,544)	(4,846)

Corporate and commercial .........................	(1,428)	(91)	(193)	(154)	(234)	(577)	(2,677)
- manufacturing and international trade and services ...........................................	(661)	(91)	(164)	(137)	(59)	(498)	(1,610)
- commercial real estate and other property-related ....................................	(377)	-	(8)	(6)	(97)	(18)	(506)
- other commercial10 ...............................	(390)	-	(21)	(11)	(78)	(61)	(561)

Financial2 ...................................................	(119)	-	-	(25)	(85)	(1)	(230)

Recoveries of amounts written off in previous years ..........................................................	409	31	150	75	129	352	1,146
Personal .....................................................	354	30	132	50	88	312	966
- first lien residential mortgages ..............	34	4	2	5	46	49	140
- other personal1 .....................................	320	26	130	45	42	263	826

Corporate and commercial .........................	51	1	18	25	38	39	172
- manufacturing and international trade and services ...........................................	16	1	5	2	7	28	59
- commercial real estate and other property-related ....................................	9	-	11	-	19	2	41
- other commercial10 ...............................	26	-	2	23	12	9	72

Financial2 ...................................................	4	-	-	-	3	1	8

Charge to income statement .........................	1,874	84	340	255	3,462	2,145	8,160
Personal .....................................................	348	96	234	57	3,228	1,399	5,362
- first lien residential mortgages ..............	(56)	(11)	14	7	1,986	(30)	1,910
- other personal1 .....................................	404	107	220	50	1,242	1,429	3,452

Corporate and commercial .........................	1,547	(14)	102	169	252	746	2,802
- manufacturing and international trade and services ...........................................	670	(12)	32	80	62	625	1,457
- commercial real estate and other property-related ....................................	444	7	55	62	94	28	690
- other commercial10 ...............................	433	(9)	15	27	96	93	655

Financial2 ...................................................	(21)	2	4	29	(18)	-	(4)

Exchange and other movements19 ................	161	(4)	14	55	(1,033)	(154)	(961)

At 31 December 2012 ..................................	5,361	473	746	1,811	5,616	2,162	16,169

Impairment allowances against banks:
- individually assessed ...............................	40	-	-	17	-	-	57
Impairment allowances against customers:
- individually assessed ...............................	3,781	192	442	1,323	428	406	6,572
- collectively assessed18 ............................	1,540	281	304	471	5,188	1,756	9,540

At 31 December 2012 ..................................	5,361	473	746	1,811	5,616	2,162	16,169

For footnotes, see page 263.

Movement in impairment allowances over 5 years
(Unaudited)

	2013	2012	2011	2010	2009
	US$m	US$m	US$m	US$m	US$m

Impairment allowances at 1 January .................................	16,169	17,636	20,241	25,649	23,972

Amounts written off .........................................................	(6,655)	(9,812)	(12,480)	(19,300)	(24,840)
Personal ........................................................................	(4,367)	(6,905)	(10,431)	(16,458)	(22,703)
- first lien residential mortgages ................................	(896)	(2,059)	(2,662)	(4,163)	(4,704)
- other personal1 ......................................................	(3,471)	(4,846)	(7,769)	(12,295)	(17,999)

Corporate and commercial ............................................	(2,229)	(2,677)	(2,009)	(2,789)	(1,984)
- manufacturing and international trade and services .	(1,283)	(1,610)	(1,137)	(1,050)	(1,093)
- commercial real estate and other property-related .	(462)	(506)	(392)	(1,280)	(327)
- other commercial10 ................................................	(484)	(561)	(480)	(459)	(564)

Financial2 ......................................................................	(59)	(230)	(40)	(53)	(153)

Recoveries of amounts written off in previous years .........	1,296	1,146	1,426	1,020	890
Personal ........................................................................	1,097	966	1,175	846	712
- first lien residential mortgages ................................	119	140	86	93	61
- other personal1 ......................................................	978	826	1,089	753	651

Corporate and commercial ............................................	198	172	242	156	170
- manufacturing and international trade and services .	61	59	135	92	123
- commercial real estate and other property-related .	29	41	20	21	9
- other commercial10 ................................................	108	72	87	43	38

Financial2 ......................................................................	1	8	9	18	8

Charge to income statement .............................................	6,048	8,160	11,505	13,548	24,942
Personal ........................................................................	3,196	5,362	9,318	11,187	19,781
- first lien residential mortgages ................................	627	1,910	4,103	3,461	4,185
- other personal1 ......................................................	2,569	3,452	5,215	7,726	15,596

Corporate and commercial ............................................	2,974	2,802	2,114	2,198	4,711
- manufacturing and international trade and services .	1,690	1,457	901	909	2,392
- commercial real estate and other property-related .	826	690	764	660	1,492
- other commercial10 ................................................	458	655	449	629	827

Financial2 ......................................................................	(122)	(4)	73	163	450

Exchange and other movements19 ....................................	(1,657)	(961)	(3,056)	(676)	685

At 31 December ...............................................................	15,201	16,169	17,636	20,241	25,649

Impairment allowances against banks:
- individually assessed ...................................................	58	57	125	158	107
Impairment allowances against customers:
- individually assessed ...................................................	7,072	6,572	6,537	6,457	6,494
- collectively assessed ...................................................	8,071	9,540	10,974	13,626	19,048

At 31 December ...............................................................	15,201	16,169	17,636	20,241	25,649

For footnotes, see page 263.

Movement in impairment allowances on loans and advances to customers and banks
(Audited)

	Banks	Customers
	individually assessed	Individually assessed	Collectively assessed	Total
	US$m	US$m	US$m	US$m

At 1 January 2013 ...............................................	57	6,572	9,540	16,169
Amounts written off ...........................................	(4)	(1,937)	(4,714)	(6,655)
Recoveries of loans and advances previously written off ......................................................	-	209	1,087	1,296
Charge to income statement ................................	5	2,315	3,728	6,048
Exchange and other movements19 .......................	-	(87)	(1,570)	(1,657)

At 31 December 2013 .......................................	58	7,072	8,071	15,201

Impairment allowances on loans and advances to customers .......................................................		7,072	8,071	15,143
- personal .......................................................		589	6,013	6,602
- corporate and commercial ...........................		6,096	1,963	8,059
- financial ......................................................		387	95	482

	%	%	%	%

As a percentage of loans and advances20,21 .......	0.05	0.70	0.80	1.35

	US$m	US$m	US$m	US$m

At 1 January 2012 ...............................................	125	6,537	10,974	17,636
Amounts written off ...........................................	(70)	(2,361)	(7,381)	(9,812)
Recoveries of loans and advances previously written off ......................................................	-	199	947	1,146
Charge to income statement ................................	-	2,139	6,021	8,160
Exchange and other movements19 .......................	2	58	(1,021)	(961)

At 31 December 2012 .........................................	57	6,572	9,540	16,169

Impairment allowances on loans and advances to customers .......................................................		6,572	9,540	16,112
- personal .......................................................		685	7,527	8,212
- corporate and commercial ...........................		5,407	1,939	7,346
- financial ......................................................		480	74	554

	%	%	%	%

As a percentage of loans and advances20,21 .......	0.05	0.67	0.98	1.48

For footnotes, see page 263.

Individually and collectively assessed impairment charge to the income statement by industry sector
(Unaudited)

	2013			2012
	Individually assessed US$m	Collectively assessed US$m	Total US$m	Individually assessed US$m	Collectively assessed US$m	Total US$m

Banks ..........................................................	5	-	5	-	-	-
Personal ......................................................	49	3,147	3,196	96	5,266	5,362
- first lien residential mortgages .............	27	600	627	40	1,870	1,910
- other personal1 ....................................	22	2,547	2,569	56	3,396	3,452

Corporate and commercial ..........................	2,414	560	2,974	2,029	773	2,802
- manufacturing and international trade and services ......................................	1,265	425	1,690	910	547	1,457
- commercial real estate and other property-related ...............................	791	35	826	604	86	690
- other commercial10 ..............................	358	100	458	515	140	655

Financial .....................................................	(148)	21	(127)	14	(18)	(4)

Total charge to income statement ...............	2,320	3,728	6,048	2,139	6,021	8,160

For footnotes, see page 263.

Net loan impairment charge to the income statement
(Unaudited)

	2013	2012	2011	2010	2009
	US$m	US$m	US$m	US$m	US$m

Individually assessed impairment allowances .....................	2,320	2,139	1,915	2,625	4,458
- new allowances ..........................................................	3,440	3,272	2,904	3,617	5,173
- release of allowances no longer required ....................	(911)	(934)	(798)	(847)	(581)
- recoveries of amounts previously written off ............	(209)	(199)	(191)	(145)	(134)

Collectively assessed impairment allowances .....................	3,728	6,021	9,590	10,923	20,484
- new allowances net of allowance releases ...................	4,815	6,968	10,825	11,798	21,240
- recoveries of amounts previously written off ............	(1,087)	(947)	(1,235)	(875)	(756)

Total charge for impairment losses ...................................	6,048	8,160	11,505	13,548	24,942
- banks ........................................................................	5	-	(16)	12	70
- customers .................................................................	6,043	8,160	11,521	13,536	24,872

At 31 December
Impaired loans ..................................................................	36,503	38,776	41,739	47,064	30,845
Impairment allowances .....................................................	15,201	16,169	17,636	20,241	25,649

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region22
(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	%	%	%	%	%	%	%
2013
New allowances net of allowance releases ...	0.59	0.09	0.34	0.15	0.91	5.93	0.78
Recoveries .................................................	(0.16)	(0.02)	(0.09)	(0.29)	(0.08)	(0.57)	(0.14)

Total charge for impairment losses ............	0.43	0.07	0.25	(0.14)	0.83	5.36	0.64

Amount written off net of recoveries ........	0.39	0.08	0.17	0.38	1.00	3.68	0.56

2012
New allowances net of allowance releases ...	0.58	0.07	0.37	1.16	2.31	4.36	1.00
Recoveries .................................................	(0.10)	(0.02)	(0.11)	(0.26)	(0.08)	(0.62)	(0.12)

Total charge for impairment losses ............	0.48	0.05	0.26	0.90	2.23	3.74	0.88

Amount written off net of recoveries ........	0.50	0.11	0.30	0.81	2.57	3.21	0.93

Charge for impairment losses as a percentage of average gross loans and advances to customers22
(Unaudited)

	2013	2012	2011	2010	2009
	%	%	%	%	%

New allowances net of allowance releases ..........................	0.78	1.00	1.34	1.65	2.92
Recoveries ........................................................................	(0.14)	(0.12)	(0.15)	(0.12)	(0.10)

Total charge for impairment losses ...................................	0.64	0.88	1.19	1.53	2.82

Amount written off net of recoveries ...............................	0.56	0.93	1.14	2.08	2.71

For footnote, see page 263.

Reconciliation of reported and constant currency changes by geographical region
(Unaudited)

	31 Dec 12 as reported	Currency translation adjustment23	31 Dec 12 at 31 Dec 13 exchange rates	Movement - constant currency basis	31 Dec 13 as reported	Reported change24	Constant currency change24
	US$m	US$m	US$m	US$m	US$m	%	%
Impaired loans
Europe .......................	11,145	231	11,376	1,852	13,228	19	16
Hong Kong ................	477	-	477	(32)	445	(7)	(7)
Rest of Asia-Pacific ...	1,147	(78)	1,069	109	1,178	3	10
Middle East and North Africa ....................	2,474	(6)	2,468	(183)	2,285	(8)	(7)
North America ..........	20,345	(54)	20,291	(5,168)	15,123	(26)	(25)
Latin America ...........	3,188	(291)	2,897	1,347	4,244	33	46

	38,776	(198)	38,578	(2,075)	36,503	(6)	(5)

Impairment allowances
Europe .......................	5,361	82	5,443	155	5,598	4	3
Hong Kong ................	473	-	473	(24)	449	(5)	(5)
Rest of Asia-Pacific ...	746	(56)	690	75	765	3	11
Middle East and North Africa ........................	1,811	(10)	1,801	(218)	1,583	(13)	(12)
North America ..........	5,616	(27)	5,589	(1,347)	4,242	(24)	(24)
Latin America ...........	2,162	(236)	1,926	638	2,564	19	33

	16,169	(247)	15,922	(721)	15,201	(6)	(5)

For footnotes, see page 263.

Reconciliation of reported and constant currency impairment charge to the income statement
(Unaudited)

	31 Dec 12 as reported	Currency translation adjustment23	31 Dec 12 at 31 Dec 13 exchange rates	Movement - constant currency basis	31 Dec 13 as reported	Reported change24	Constant currency change24
	US$m	US$m	US$m	US$m	US$m	%	%
Charge for impairment losses
Europe .........................	1,874	(8)	1,866	(134)	1,732	(8)	(7)
- new allowances .....	3,043	(30)	3,013	69	3,082	1	2
- releases .................	(760)	11	(749)	36	(713)	(6)	(5)
- recoveries .............	(409)	11	(398)	(239)	(637)	56	60

Hong Kong ..................	84	-	84	51	135	61	61
- new allowances .....	224	(1)	223	75	298	33	34
- releases .................	(109)	1	(108)	(20)	(128)	17	19
- recoveries .............	(31)	-	(31)	(4)	(35)	13	13

Rest of Asia-Pacific .....	340	(14)	326	22	348	2	7
- new allowances .....	677	(22)	655	-	655	(3)	-
- releases .................	(187)	5	(182)	7	(175)	(6)	(4)
- recoveries .............	(150)	3	(147)	15	(132)	(12)	(10)

Middle East and North Africa .......................	255	(5)	250	(294)	(44)
- new allowances .....	580	(4)	576	(168)	408	(30)	(29)
- releases .................	(250)	-	(250)	(115)	(365)	46	46
- recoveries .............	(75)	(1)	(76)	(11)	(87)	16	14

North America .............	3,462	(5)	3,457	(2,222)	1,235	(64)	(64)
- new allowances .....	3,889	(5)	3,884	(2,244)	1,640	(58)	(58)
- releases .................	(298)	1	(297)	15	(282)	(5)	(5)
- recoveries .............	(129)	(1)	(130)	7	(123)	(5)	(5)

Latin America ..............	2,145	(165)	1,980	662	2,642	23	33
- new allowances .....	2,581	(188)	2,393	869	3,262	26	36
- releases .................	(84)	5	(79)	(259)	(338)	302	328
- recoveries .............	(352)	18	(334)	52	(282)	(20)	(16)

Total ...........................	8,160	(197)	7,963	(1,915)	6,048	(26)	(24)
- new allowances .....	10,994	(250)	10,744	(1,399)	9,345	(15)	(13)
- releases .................	(1,688)	23	(1,665)	(336)	(2,001)	19	20
- recoveries .............	(1,146)	30	(1,116)	(180)	(1,296)	13	16

For footnotes, see page 263.

Concentration of exposure
(Unaudited)

Concentrations of credit risk are described in the Appendix to Risk on page 273.

The geographical diversification of our lending portfolio and our broad range of global businesses and products ensured that we did not overly depend on a few markets to generate growth in 2013. This diversification also supported our strategy for growth in faster-growing markets and in those with international connectivity.

An analysis of credit quality is provided on page 169.

Financial investments

Our holdings of available-for-sale government and government agency debt securities, corporate debt securities, ABSs and other securities were spread across a wide range of issuers and geographical regions in 2013, with 13% invested in securities issued by banks and other financial institutions and 73% in government or government agency debt securities. We also held assets backing insurance and investment contracts.

For an analysis of financial investments, see Note 19 on the Financial Statements.

Trading assets

Trading assets
(Unaudited)

	2013	2012
	US$bn	US$bn

Trading securities25 ....................	163	171
Loans and advances to banks .....	28	78
Loans and advances to customers ..................................................	48	118

	239	367

For footnote, see page 263.

Trading securities remained the largest concentration within trading assets at 68% compared with 47% in 2012. This increase was due to a change in the way GB&M manage reverse repo activities, which led to a significant reduction in these balances in loans and advances to banks and customers. The largest concentration within the trading securities portfolio was in government and government agency debt securities. We had significant exposures to US Treasury and government agency debt securities (US$23bn) and UK (US$12bn) and Hong Kong (US$6bn) government debt securities.

For an analysis of debt and equity securities held for trading, see Note 14 on the Financial Statements.

Derivatives

Derivative assets were US$282bn at 31 December 2013 (2012: US$357bn), of which the largest concentrations were interest rate and, to a lesser extent, foreign exchange derivatives. Our exposure to derivatives decreased by 21% as upward movements in yield curves in major currencies led to a decline in the fair value of interest rate contracts, largely in Europe, although this was partly offset by a reduction in netting.

For an analysis of derivatives, see Note 18 on the Financial Statements.

Loans and advances

Gross loans and advances to customers (excluding the financial sector) of US$957bn at 31 December 2013 increased by US$25bn or 3% compared with the end of 2012 on a reported basis. On a constant currency basis they were US$30bn higher.

The following tables analyse loans and advances by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

Gross loans and advances by industry sector
(Unaudited)

	2013	Currency effect	Move- ment	2012	2011	2010	2009
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Personal .........................................	410,728	(2,949)	(1,416)	415,093	393,625	425,320	434,206
- first lien residential mortgages26 ................................................	299,875	(735)	(1,252)	301,862	278,963	268,681	260,669
- other personal1 .......................	110,853	(2,214)	(164)	113,231	114,662	156,639	173,537

Corporate and commercial ..............	543,822	(2,758)	33,087	513,493	472,816	445,512	383,090
- manufacturing .........................	113,925	(1,070)	2,846	112,149	96,054	91,121	80,487
- international trade and services ................................................	185,081	(993)	16,685	169,389	152,709	146,573	115,641
- commercial real estate ............	74,846	189	(2,103)	76,760	73,941	71,880	69,389
- other property-related ............	44,832	(222)	4,522	40,532	39,539	34,838	30,520
- government ............................	7,342	(81)	(3,362)	10,785	11,079	8,594	6,689
- other commercial10 .................	117,796	(581)	14,499	103,878	99,494	92,506	80,364

Financial .........................................	138,181	1,009	55,914	81,258	86,219	101,725	96,650
- non-bank financial institutions	136,195	1,076	55,302	79,817	85,275	100,163	95,237
- settlement accounts ................	1,986	(67)	612	1,441	944	1,562	1,413

Asset-backed securities reclassified ..	2,716	84	(1,259)	3,891	5,280	5,892	7,827

Total gross loans and advances to customers (A) .............................	1,095,447	(4,614)	86,326	1,013,735	957,940	978,449	921,773

Gross loans and advances to banks ..	211,579	(2,421)	61,397	152,603	181,112	208,429	179,888

Total gross loans and advances .......	1,307,026	(7,035)	147,723	1,166,338	1,139,052	1,186,878	1,101,661
Of which:
- reverse repos to customers ......	88,215	799	52,765	34,651	41,419	60,519	58,913
- reverse repos to banks .............	91,475	(388)	56,402	35,461	41,909	66,402	63,332

Impaired loans and advances to customers ....................................	36,428	(198)	(2,045)	38,671	41,584	46,871	30,606
- as a percentage of A ................	3.3%			3.8%	4.3%	4.8%	3.3%

Impairment allowances on loans and advances to customers .................	15,143	(246)	(723)	16,112	17,511	20,083	25,542
- as a percentage of A ................	1.4%			1.6%	1.8%	2.1%	2.8%

Charge for impairment losses ..........	6,048	(197)	(1,915)	8,160	11,505	13,548	24,942
- new allowances net of allowance releases ................................	7,344	(227)	(1,735)	9,306	12,931	14,568	25,832
- recoveries ...............................	(1,296)	30	(180)	(1,146)	(1,426)	(1,020)	(890)

For footnotes, see page 263.

The following commentary is on a constant currency basis.

Personal lending balances of US$411bn represented 38% of gross lending to customers at 31 December 2013. This was a reduction of US$1.4bn compared with 31 December 2012. First lien residential mortgage lending continued to represent our largest concentration in a single exposure type, the most significant balances being in the UK (44%), Hong Kong (18%) and the US (14%).

Corporate and commercial lending was 50% of gross lending to customers at 31 December 2013, representing our largest lending category. International trade and services, which comprised the largest portion of the corporate and commercial lending category, increased by 10% compared with

31 December 2012. This was due to continued demand for financing by customers in Hong Kong and, to a lesser extent, in Rest of Asia-Pacific.

Commercial real estate lending was 7% of total gross lending to customers, broadly unchanged from 31 December 2012. The main concentrations of commercial real estate lending were in the UK and Hong Kong.

Lending to non-bank financial institutions was US$138bn, an increase of US$56bn compared with 31 December 2012 mainly due to a change in the way GB&M manages reverse repo activities, and increased lending to other financial services companies in Hong Kong. Our exposure was spread across a range of institutions, with the most significant exposures being in the UK, France and the US.

Loans and advances to banks were widely distributed across many countries and increased by 41% from 31 December 2012. This was driven by a change in the way GB&M manage reverse repo activities, and higher placements with financial institutions in Hong Kong.

The tables that follow provide information on loans and advances by geographical region and by country. The commentary on these loans and advances can be found under 'Personal lending' and 'Wholesale lending' on pages 160 and 165, respectively.

Gross loans and advances to customers by industry sector and by geographical region
(Audited)

	Gross loans and advances to customers
	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total	As a % of total gross
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	loans
At 31 December 2013
Personal ...................................	192,107	73,556	50,973	6,484	72,690	14,918	410,728	37.5
- first lien residential mortgages26 ......................	140,474	53,762	38,285	2,451	60,955	3,948	299,875	27.4
- other personal1 .................	51,633	19,794	12,688	4,033	11,735	10,970	110,853	10.1

Corporate and commercial ........	239,529	114,832	89,066	19,760	50,447	30,188	543,822	49.7
- manufacturing ...................	55,920	11,582	19,176	3,180	11,853	12,214	113,925	10.4
- international trade and services .............................	77,113	43,041	36,327	8,629	11,676	8,295	185,081	16.9
- commercial real estate ......	31,326	25,358	9,202	639	5,900	2,421	74,846	6.8
- other property-related ......	7,308	19,546	7,601	1,333	8,716	328	44,832	4.1
- government ......................	3,340	739	282	1,443	564	974	7,342	0.7
- other commercial10 ...........	64,522	14,566	16,478	4,536	11,738	5,956	117,796	10.8

Financial ...................................	75,550	7,610	8,522	2,532	42,591	1,376	138,181	12.6
- non-bank financial institutions .......................	73,993	7,353	8,449	2,532	42,591	1,277	136,195	12.4
- settlement accounts ..........	1,557	257	73	-	-	99	1,986	0.2

Asset-backed securities reclassified ............................	2,578	-	-	-	138	-	2,716	0.2

Total gross loans and advances to customers (A) ...................	509,764	195,998	148,561	28,776	165,866	46,482	1,095,447	100.0
Of which:
- reverse repos .....................	48,091	1,991	4,457	-	33,676	-	88,215	8.1

Percentage of A by geographical region ...................................	46.5%	17.9%	13.6%	2.6%	15.2%	4.2%	100.0%

Impaired loans ..........................	13,187	445	1,178	2,265	15,109	4,244	36,428
- as a percentage of A ..........	2.6%	0.2%	0.8%	7.9%	9.1%	9.1%	3.3%

Total impairment allowances ....	5,563	449	765	1,565	4,237	2,564	15,143
- as a percentage of A ..........	1.1%	0.2%	0.5%	5.4%	2.6%	5.5%	1.4%

Gross loans and advances to customers by industry sector and by geographical region (continued)

(Audited)

	Gross loans and advances to customers
	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total	As a % of total gross
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	loans
At 31 December 2012
Personal .....................................	186,274	70,341	49,305	6,232	84,354	18,587	415,093	41.0
- first lien residential mortgages26 ........................	135,172	52,296	36,906	2,144	70,133	5,211	301,862	29.8
- other personal1 ..................	51,102	18,045	12,399	4,088	14,221	13,376	113,231	11.2

Corporate and commercial .........	223,061	99,199	85,305	22,452	47,886	35,590	513,493	50.6
- manufacturing ....................	56,690	10,354	19,213	3,373	9,731	12,788	112,149	11.1
- international trade and services ..............................	70,954	33,832	32,317	9,115	13,419	9,752	169,389	16.6
- commercial real estate .......	33,279	23,384	9,286	865	6,572	3,374	76,760	7.6
- other property-related .......	7,402	16,399	6,641	2,103	7,607	380	40,532	4.0
- government .......................	2,393	2,838	1,136	1,662	774	1,982	10,785	1.1
- other commercial10 ............	52,343	12,392	16,712	5,334	9,783	7,314	103,878	10.2

Financial ....................................	55,732	4,546	4,255	1,196	13,935	1,594	81,258	8.0
- non-bank financial institutions .........................	55,262	4,070	3,843	1,194	13,935	1,513	79,817	7.9
- settlement accounts ...........	470	476	412	2	-	81	1,441	0.1

Asset-backed securities reclassified ..............................	3,694	-	-	-	197	-	3,891	0.4

Total gross loans and advances to customers (B) .........................	468,761	174,086	138,865	29,880	146,372	55,771	1,013,735	100.0
Of which:
- reverse repos ......................	27,299	760	307	-	6,281	4	34,651	3.4

Percentage of B by geographical region .....................................	46.3%	17.2%	13.7%	2.9%	14.4%	5.5%	100.0%

Impaired loans ...........................	11,080	477	1,147	2,448	20,331	3,188	38,671
- as a percentage of B ...........	2.4%	0.3%	0.8%	8.2%	13.9%	5.7%	3.8%

Total impairment allowances .....	5,321	473	746	1,794	5,616	2,162	16,112
- as a percentage of B ...........	1.1%	0.3%	0.5%	6.0%	3.8%	3.9%	1.6%

For footnotes, see page 263.

Loans and advances to banks by geographical region
(Unaudited)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Loans and advances to banks	Impair- ment allowances27
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013 ..................	73,904	35,150	50,637	6,443	30,164	15,281	211,579	(58)
At 31 December 2012 ..................	45,320	23,500	44,592	9,198	13,465	16,528	152,603	(57)
At 31 December 2011 ..................	54,406	35,159	47,309	8,571	14,831	20,836	181,112	(125)
At 31 December 2010 ..................	78,239	33,585	40,437	9,335	19,479	27,354	208,429	(158)
At 31 December 2009 ......................	65,614	36,197	35,648	8,435	15,386	18,608	179,888	(107)

For footnote, see page 263.

Gross loans and advances to customers by country
(Unaudited)

	First lien residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m
At 31 December 2013
Europe ..................................................	140,474	51,633	38,634	279,023	509,764
UK28 ......................................................	132,174	22,913	28,127	219,248	402,462
France ....................................................	2,661	13,840	8,442	38,333	63,276
Germany ................................................	7	218	127	6,361	6,713
Malta .....................................................	2,007	526	434	1,627	4,594
Switzerland .............................................	364	8,616	269	320	9,569
Turkey ...................................................	833	4,002	305	4,059	9,199
Other .....................................................	2,428	1,518	930	9,075	13,951

Hong Kong ...........................................	53,762	19,794	44,904	77,538	195,998

Rest of Asia-Pacific .............................	38,285	12,688	16,803	80,785	148,561
Australia ................................................	9,468	1,236	2,511	7,138	20,353
India ......................................................	1,080	297	425	4,732	6,534
Indonesia ...............................................	69	447	78	5,361	5,955
Mainland China ......................................	4,880	300	5,808	22,178	33,166
Malaysia ................................................	5,140	1,994	1,997	5,420	14,551
Singapore ...............................................	10,283	5,754	3,953	12,188	32,178
Taiwan ...................................................	3,797	660	158	5,198	9,813
Vietnam .................................................	55	264	53	1,464	1,836
Other .....................................................	3,513	1,736	1,820	17,106	24,175

Middle East and North Africa (excluding Saudi Arabia) ......................	2,451	4,033	1,972	20,320	28,776
Egypt .....................................................	1	477	146	2,232	2,856
Qatar .....................................................	13	377	261	1,245	1,896
UAE ......................................................	2,082	1,842	1,331	12,344	17,599
Other .....................................................	355	1,337	234	4,499	6,425

North America .....................................	60,955	11,735	14,616	78,560	165,866
US28 .......................................................	42,317	6,257	10,174	59,150	117,898
Canada ...................................................	17,036	5,116	3,912	18,557	44,621
Bermuda .................................................	1,602	362	530	853	3,347

Latin America .....................................	3,948	10,970	2,749	28,815	46,482
Argentina ...............................................	20	1,425	62	2,103	3,610
Brazil .....................................................	1,811	6,466	1,268	17,132	26,677
Mexico ..................................................	2,117	3,079	1,398	8,994	15,588
Other .....................................................	-	-	21	586	607

	299,875	110,853	119,678	565,041	1,095,447

Gross loans and advances to customers by country (continued)
(Unaudited)

	First lien residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m
At 31 December 2012
Europe ....................................................	135,172	51,102	40,681	241,806	468,761
UK ..........................................................	127,024	23,446	30,342	179,799	360,611
France .....................................................	2,643	10,960	8,465	42,891	64,959
Germany .................................................	9	284	126	5,212	5,631
Malta ......................................................	1,821	563	454	1,631	4,469
Switzerland ..............................................	298	9,403	66	191	9,958
Turkey ....................................................	1,062	4,084	317	3,356	8,819
Other ......................................................	2,315	2,362	911	8,726	14,314

Hong Kong .............................................	52,296	18,045	39,783	63,962	174,086

Rest of Asia-Pacific ................................	36,906	12,399	15,927	73,633	138,865
Australia .................................................	10,037	1,490	2,311	7,208	21,046
India .......................................................	1,000	394	521	5,389	7,304
Indonesia ................................................	83	508	95	5,349	6,035
Mainland China .......................................	3,539	302	5,078	19,083	28,002
Malaysia .................................................	5,025	2,175	1,813	5,880	14,893
Singapore ................................................	10,123	4,812	3,938	9,854	28,727
Taiwan ....................................................	3,323	597	120	5,180	9,220
Vietnam ..................................................	50	252	60	1,710	2,072
Other ......................................................	3,726	1,869	1,991	13,980	21,566

Middle East and North Africa (excluding Saudi Arabia) .......................	2,144	4,088	2,968	20,680	29,880
Egypt ......................................................	2	479	124	2,600	3,205
Qatar ......................................................	11	385	484	1,082	1,962
UAE .......................................................	1,743	1,822	1,533	12,264	17,362
Other ......................................................	388	1,402	827	4,734	7,351

North America ........................................	70,133	14,221	14,179	47,839	146,372
US ...........................................................	49,417	7,382	9,449	29,315	95,563
Canada ....................................................	19,040	6,444	4,136	17,369	46,989
Bermuda ..................................................	1,676	395	594	1,155	3,820

Latin America .........................................	5,211	13,376	3,754	33,430	55,771
Argentina ................................................	28	1,532	85	2,465	4,110
Brazil ......................................................	1,745	8,042	1,287	18,022	29,096
Mexico ...................................................	1,989	2,756	1,280	9,447	15,472
Panama ...................................................	1,402	1,023	1,049	2,405	5,879
Other ......................................................	47	23	53	1,091	1,214

	301,862	113,231	117,292	481,350	1,013,735

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014